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SEC FILE NUMBER
000-25601

CUSIP NUMBER
111621108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	October 29, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Brocade Communications Systems, Inc.

Full Name of Registrant

Former Name if Applicable

1745 Technology Drive

Address of Principal Executive Office (Street and Number)
San Jose, California 95110

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Brocade Communications Systems, Inc. (the “Registrant”) could not file its Form 10-K for the fiscal year ended October 29, 2005 without unreasonable effort or expense because the Registrant is still in the process of providing information necessary for its independent auditor to complete: (i) their audit of the Registrant’s financial statements for the year ended October 29, 2005, and (ii) their audit of management’s assessment of the effectiveness of Registrant’s internal control over financial reporting as of October 29, 2005 in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules of the Public Company Accounting Oversight Board.

The Registrant currently anticipates that it will be able to file its Form 10-K within the additional 15-day period specified in Rule 12b-25(b)(2)(ii).

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Richard Deranleau	(408)	333-8000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

On December 6, 2005, the Company furnished a Form 8-K to the Securities and Exchange Commission incorporating a press release that announced the Company’s financial results for the quarter and fiscal year ended October 29, 2005. As previously reported, revenues for the quarter ended October 29, 2005 were $145.5 million, compared to revenues of $155.6 million reported in the fourth quarter of the prior fiscal year. Revenues for the fiscal year ended October 29, 2005 were $574.1 million, compared to $596.3 million reported in the prior fiscal year. GAAP net income for the quarter ended October 29, 2005 was $1.1 million, or $0.00 per share basic and diluted, which compares to GAAP net income for the fourth quarter of the prior fiscal year of $20.3 million, or $0.08 per share basic and diluted. GAAP net income for the year ended October 29, 2005 was $43.1 million, or $0.16 per share basic and diluted, which compares to a GAAP net loss for the prior fiscal year of $33.7 million, or $(0.13) per share basic and diluted.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements, including statements regarding the Company’s financial results for the fourth quarter and fiscal year ended October 29, 2005, the Company’s ability to complete its 10-K filing within the 15-day extension period, and the anticipated absence of any adjustments to previously announced financial results for the fourth quarter and fiscal year ended October 29, 2005 and any material weaknesses in its internal control over financing reporting. These statements are based on current expectations as of the date of this filing and involve a number of risks and uncertainties, which may cause actual results to differ significantly from such estimates. The risks include, but are not limited to, adjustments resulting from the completion by the Company’s independent auditor of their audit of the Company’s financial statements for the year ended October 29, 2005 and their audit of management’s assessment of the effectiveness of the Company’s internal control over financial reporting; and the ongoing investigation by the Securities and Exchange Commission and Department of Justice, which may result in further changes to the Company’s historical financial results and accounting practices. These and other risks are set forth in more detail in the section entitled “Risk Factors” under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s quarterly report on Form 10-Q for the quarter ended July 30, 2005.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Brocade Communications Systems, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	January 12, 2006	By:	/s/ Richard Deranleau
Richard Deranleau
Vice President and Interim Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).